UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 27, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On March 27, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company”), issued a press release announcing that it has entered into a letter of intent with Humboldt Heritage, Inc., a California corporation (“Humboldt”), to acquire Humboldt and its subsidiaries Humboldt Sun Growers Guild and Grateful Eight LLC.

Humboldt Heritage, Inc., was founded in 2015 by seven local farmers who sought to better serve the farming community in the region. Headquartered in Humboldt County, CA, Humboldt provides manufacturing, processing and distribution of cannabis products under its two wholly-owned subsidiaries, Humboldt Sun Growers Guild and Grateful 8. HSGG provides processing, white labeling services, and is the exclusive distributor of their flagship brands True Humboldt and Region.

A copy of the press release is attached hereto as Exhibit 15.1.

Consummation of the acquisition is subject to certain conditions, including the negotiation and execution of definitive purchase agreements and exhibits.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	March 27, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

15.1	Press Release, dated March 27, 2020.

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